UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9 (Amendment No. 1) Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Subject Company)

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Person Filing Statement)

Series B Shares, par value Ps.3.780782962*
American Depositary Shares (each of which represents five Series B Shares)
(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

Felipe García Ascencio
Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, México City, México
Telephone: (52) 55-5257-8000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Carlos Aiza H. Creel, García-Cuéllar, Aiza y Enríquez, S.C. Torre Virreyes Av. Pedregal No.24 Piso 24 Col. Molino del Rey, 11040, Mexico City Telephone: +52 (55) 4748 0633	Jorge Juantorena Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York, 10006 Telephone: +1 212 225 2758

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 14D-9 filed by Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) on February 17, 2023 (as amended and supplemented by Amendment No. 1 and as further amended or supplemented from time to time, together with any exhibits and annexes, the “Statement”).

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Background for the Position of the Board of Directors of Santander Mexico.

The second paragraph of the section captioned “Background for the Position of the Board of Directors of Santander Mexico” is amended and restated as follows:

“Pursuant to Article 101, second paragraph and Article 108, section 2 of the Mexican Securities Market Law, within ten (10) Mexican business days after the commencement of the Mexican Offer, the Board is required to prepare and disclose to the public through a “material event” disclosure published in the BMV, with the prior opinion of Committee, (i) an opinion on the price of the Mexican Offer, and (ii) any conflicts of interests which each of the board members may have in connection with the Mexican Offer. Furthermore each member of the Board and the chief executive officer of Santander Mexico shall disclose, together with the opinion described in (i) above, the decision each will take with respect to their Series B Shares in connection with the Mexican Offer. Santander Mexico published the “material event” disclosure in the BMV on February 17, 2023.”

The following paragraphs are added to the section captioned “Background for the Position of the Board of Directors of Santander Mexico”.

“Article 108 of the Mexican Securities Market Law, in order to safeguard the rights of minority shareholders of publicly traded companies in Mexico, prescribes the requirements of the minimum purchase price for publicly traded securities in any tender offer which causes the deregistration of the issuer’s securities in the Mexican National Securities Registry (Registro Nacional de Valores). The Mexican Securities Market Law establishes that the Offer Price shall be at least the greater of (i) the volume-weighted average trading price for the 30 days prior to the commencement of the Offers of the Series B Shares of Santander Mexico and (ii) the book value included in the most recent quarterly financial statements filed with the CNBV and the BMV prior to commencement of the Offers.

On February 15, 2023, Didier Mena Campos, Vice President of Finance of Santander Mexico, issued a letter (the “VP Finance Letter”) to the President of the Committee, which stated that the volume-weighted average trading price of the Series B Shares for the 30 days prior to the commencement of the Offers was 23.67 Mexican pesos. A translation into English of the VP Finance Letter is attached hereto as Exhibit (a)(5)(vii).

On March 1, 2023, Banco Santander announced the extension of the Expiration Date (as defined in the U.S. Offer to Purchase) until 5:00 pm, New York City time, on April 10, 2023.”

Reasons for the Determination of the Board of Directors.

The section captioned “Reasons for the Determination of the Board of Directors” is hereby amended and restated as follows:

“In (i) reaching the conclusion that the Offer Price complies with the requirements of section I, subsection b) and section II of Article 108 of the Mexican Securities Market Law1, (ii) determining to express no opinion as to the fairness of the Offer Price and remain neutral with respect to the Offers, and (iii) concluding that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder or ADS holder, the Board considered and relied on a number of factors, including without limitation, the recommendation of the Committee.

1“Article 108 of the Mexican Securities Market Law: The Commission may cancel the registration of securities in the Register in any of the events set forth below, provided that, in its opinion, it is demonstrated that the interests of the investing public have been safeguarded and, in addition, the requirements set forth in this article are met:

After having analyzed the Offers and the documents related thereto, including the VP Finance Letter, the members of the Committee met on January 19, 2023 and February 16, 2023 with Creel and Cleary to analyze the Offers and the documents related thereto. During these meetings, Santander Mexico was advised by Creel regarding the minimum price requirements of the Mexican Securities Market Law with respect to the Offer Price.

The Committee noted that the Offer Price of 24.52 Mexican pesos per Series B Share, or the U.S. dollar equivalent of 122.6 Mexican pesos for each ADS, equals the book value of the Series B Shares according to the most recent quarterly financial statements and is greater than 23.67 Mexican pesos per Series B Shares, which was the volume-weighted average trading price of the Series B Shares for the 30 days prior to the commencement of the Offers, as stated in the VP Finance Letter. Therefore, the Committee determined that the Offer Price satisfied the requirements of section I, subsection b) and section II of Article 108 of the Mexican Securities Market Law. Creel advised that the members of the Board may comply with their obligation to express an opinion pursuant to Article 101, second paragraph, regarding the purchase price of the Offers, by stating that the Share Offer Price and the ADS Offer Price were made at the statutory specified price in compliance with the minimum offer price requirement under the Mexican Securities Market Law.

The Committee is not required to and elected not to solicit a fairness opinion from a financial advisor due to (i) the nature of the Offers, (ii) the fact that the Share Offer Price and the ADS Offer Price were made at the statutory-specified price in compliance with the minimum offer price requirement under the Mexican Securities Market Law and (iii) the announced intention of Santander Spain to cause the Deregistration and Delisting.

In making a recommendation that the Board express no opinion as to the fairness of the Offer Price and remain neutral with respect to the Offers, the Committee considered, among others, the following factors:

•	the book value of the Series B Shares according to the quarterly report for the three months ended December 31, 2022, which was the last quarterly report filed with the CNBV and the BMV prior to commencement of the Offers;

•	the volume-weighted average trading price of the Series B Shares for the 30 days prior to the commencement of the Offers as established in the VP Finance Letter;

•	on October 20, 2022, the last trading day before Santander Spain announced its intention to make the Offers, the closing trading price of the Series B Shares reported on the BMV was 21.61 Mexican pesos per Series B Share;

I. (b) The offer must be made at least at the price that is the greater of the quotation value and the book value of the shares or securities represented by such shares, according, in the latter case, to the last quarterly report filed with the Commission and the stock exchange prior to the commencement of the offer, adjusted when such value has been modified in accordance with criteria applicable to the determination of relevant information, in which case, the most recent financial information available to the company must be considered and a certification from an authorized officer of the issuer must be presented with respect to the determination of the book value of the shares or securities.

The stock market price will be the volume-weighted average price of the transactions carried out during the last thirty days in which the shares or securities representing such shares were traded, prior to the commencement of the offer, during a period that may not exceed six months. In the event that the number of days on which the shares or securities have been traded during the aforementioned period is less than thirty, the days on which they have actually been traded will be taken into account. When there have been no negotiations during said period, the book value shall be taken.

In the event that the company has more than one series of shares listed, the average referred to in the preceding paragraph must be made for each of the series to be cancelled, and the quotation value for the public offering of all the series shall be the greatest of the volume-weighted average prices of the series of shares.

II. It is requested by the issuer, prior agreement of its extraordinary general shareholders' meeting and with the favorable vote of the holders of voting or non-voting shares, representing ninety-five percent of the capital stock.

Once the aforementioned resolution has been obtained, a tender offer must be made in accordance with the provisions of Section I of this Article.

•	the closing trading price on February 1, 2023 of the Series B Shares reported on the BMV was 23.20 Mexican pesos per Series B Share;

•	the financial projections and other information prepared by management of Santander Mexico;

•	the fact that there is limited trading volume of the Series B Shares and ADSs;

•	Santander Mexico shareholders’ resolutions adopted on November 30, 2022, approving the potential Deregistration and Delisting with the affirmative vote of 98.31% of the shares of Santander Mexico represented at such shareholders’ meeting;

•	advice provided by Cleary and Creel;

•	the Board and the Committee’s belief that it was adequately informed about the extent of any interests of directors and members of management in connection with the Offers; and

•	other information considered relevant by the Committee.

The Committee also considered the following risks and potentially negative factors relating to the Offers:

•	the potential Deregistration and Delisting;

•	recent fluctuations in the price of the Santander Mexico Securities;

•	the impact of the Offers on the liquidity of the Santander Mexico Securities; and

•	the stability of the macroeconomic environment in Mexico.

Intent to Tender.

To the extent known to Santander Mexico after making reasonable inquiry, none of Santander Mexico’s executive officers, directors, affiliates or subsidiaries currently owns any Santander Mexico Securities and, therefore, none of them intends to tender any Santander Mexico Securities pursuant to the Offers.”

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

ITEM 9. EXHIBITS.

Exhibit No.	Description
(a)(1)(xii)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Banco Santander on March 1, 2023).
(a)(5)(vi)	Press Release Issued by Santander Mexico, dated March 1, 2023 (incorporated by reference to the Schedule 14D-9C filed by Santander Mexico on March 1, 2023).
(a)(5)(vii)*	Letter of Didier Mena Campos, Vice President of Finance of Santander Mexico, to the Committee dated February 15, 2023.
* Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

Date: March 3, 2023	By:	/s/ Felipe García Ascencio
		Name:	Felipe García Ascencio
		Title:	Executive President and Chief Executive Officer

[Signature Page to Amendment No. 1. to Schedule 14D-9]